1101 First Street South, Suite 202 Winter Haven, FL 33880	(863) 293-4710 Fax (863) 294-2218

December 5, 2016

Mr. Gus Rodriguez

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Office of Financial Services

Mail Stop 4720

100 F Street, N.W.

Washington, D.C. 20549

Re:	CenterState Banks, Inc.

Form 10-K for Fiscal Year Ended December 31, 2015

Filed March 3, 2016

File No. 000-32017

Dear Mr. Rodriguez:

This letter is in response to the letter from the Securities and Exchange Commission’s Office of Financial Services in the Division of Corporate Finance (“SEC”), dated December 1, 2016, commenting on certain disclosures in the above referenced Form 10-K for CenterState Banks, Inc. Specifically, the comment stated as follows:

“Form 10-K for the Year Ended December 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations for the Years Ended December 31, 2015 and December 31, 2014, page 36

1.	You disclose Non-GAAP adjustments to remove merger and acquisition-related expenses from net income and non-interest expense. In this regard, we note that you have completed four bank acquisitions since 2014 (including two acquisitions during 2016) and have a pending acquisition with Platinum Bank Holding Company expected to close during the second quarter of 2017. It appears that acquisition of businesses has, and will continue to be, a key strategy to achieve growth and the removal of these Non-GAAP adjustments may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next earnings release.”

We acknowledge that acquisition of businesses is a key strategy of the Company and agree to review the SEC’s updated Compliance and Disclosure Interpretations issued on May 17, 2016 in preparing our next earnings release to ensure that our disclosures appropriately comply with the guidance contained in those interpretations relating to non-GAAP adjustments.

We also acknowledge that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

If you have any questions, please contact me at (863) 236-2905, ext. 3527.

Sincerely,

/s/ Jennifer Idell
Jennifer Idell
Senior Vice President and Chief Financial Officer